EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

						Nine Months Ended	Pro Forma Nine Months Ended
	Year Ended December 31,					September 30,	September 30,

	1998	1999	2000	2001	2002	2003	2003(1)

Earnings:

Pre-tax income	$50,989	$79,080	$73,089	$34,382	$88,713	$41,157	$39,245

Fixed charges	26,338	94,277	127,575	118,743	99,324	77,765	79,810
Less: Preferred stock dividends	(3,234)	(4,144)	(4,144)	(4,144)	(4,144)	(3,108)	(3,108)
Less: Capitalized interest	(262)	—	—	—	—	—	—

Net fixed charges	22,842	90,133	123,431	114,599	95,180	74,657	76,702

Earnings	$73,831	$169,213	$196,520	$148,981	$183,893	$115,814	$115,947

Fixed charges:
Interest expense	$20,267	$81,046	$111,929	$100,514	$83,908	$61,627	$63,540
Preferred stock dividends	3,234	4,144	4,144	4,144	4,144	3,108	3,108
Capitalized interest	262	—	—	—	—	—
Amortization of debt costs	865	4,930	6,254	6,689	5,255	3,499	3,631
Interest factor of rental expense	1,710	4,157	5,248	7,396	6,017	9,531	9,531

Total fixed charges	$26,338	$94,277	$127,575	$118,743	$99,324	$77,765	$79,810

Ratio of earnings to fixed charges	2.8	1.8	1.5	1.3	1.9	1.5	1.5

(1)	The pro forma ratio of earnings to fixed charges for the nine months ended September 30, 2003 shows the effects of this debt offering as though it had occurred on January 1, 2003, including the interest rate swap we entered into concurrent to this offering that qualified as a hedge. This would have increased our interest expense by approximately $2.6 million and our amortization of debt costs by approximately $0.1 million.